HV BANCORP, INC.

3501 Masons Mill Road, Suite 401

Huntingdon Valley, PA 19006

April 30, 2015

VIA U.S. MAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Clampitt, Esq., Division of Corporate Finance

Re:	HV Bancorp, Inc.

Request for Withdrawal of Registration Statement No. 333-195876

filed on May 12, 2014

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, HV Bancorp, Inc., a Pennsylvania corporation (the “Registrant”), hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-195876), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 12, 2014.

The Registrant has determined not to proceed with the transaction covered by the Registration Statement. No securities have been sold or will be sold pursuant to the Registration Statement. Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at HV Bancorp, Inc., 3501 Masons Mill Road, Suite 401, Huntingdon Valley, PA 19006, with a copy to the Registrant’s counsel, Jones Walker LLP, 1227 25th Street, N.W., Suite 200 West, Washington, DC 20037, Attn: Edward B. Crosland, Jr.

If we can be of any further assistance or if you have any questions or require additional information, please do not hesitate to contact Mr. Crosland at (202) 203-1088, or Peter Rivas at (202) 203-1086.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

Very truly yours,

HV Bancorp, Inc.

By:	/s/ Travis J. Thompson, Esq.
Travis J. Thompson, Esq.
President and Chief Executive Officer